Exhibit 99.1

Contact:

Patty Kehe

Corporate Secretary

Dynasil Corporation of America

Phone: 617.668.6855
pkehe@dynasil.com

Dynasil Corporation of America Reports
First Quarter Fiscal 2017 Recognition of Deferred Tax Asset

Benefit of $2.7 million

Newton, MA, February 13, 2017 – Dynasil Corporation of America (NASDAQ: DYSL), a developer and manufacturer of optics and photonics products, optical detection and analysis technology and components for the homeland security, medical and industrial markets, today announced earnings attributable to common stockholders of $2.8 million or $0.17 per common share for the first quarter of the 2017 fiscal year, largely as the result of a U.S. income tax benefit resulting from the deconsolidation for tax purposes of Xcede Technologies, Inc., the Company’s tissue sealant technology development joint venture.

As previously announced, in November 2016, Dynasil committed to invest $1.2 million of cash into Xcede over the following 18 months in exchange for Series B preferred stock of Xcede. In connection with Dynasil’s committed investment, all $5.5 million of Xcede’s convertible notes and accrued interest were converted into shares of Series A preferred stock of Xcede at a 20% discount to the price per share of the Series B preferred, in accordance with the amended provisions of the convertible notes. As of December 31, 2016, Dynasil Biomedical owned 59% of the Xcede’s outstanding common and preferred stock and, as a result, Xcede’s results remain included in the Company’s consolidated financial statements, but as the Company’s overall ownership percentage in Xcede decreased to less than 80%, beginning in fiscal year 2017, Dynasil will no longer include Xcede in its consolidated federal tax return. Therefore, Dynasil will no longer be able to offset taxable income or share net operating losses (NOLs) with Xcede. Furthermore, upon review of relevant tax criteria for the new Dynasil federal consolidated group, Dynasil determined that it is more likely than not that it will use its existing federal net operating losses (NOLs), deferred tax assets based upon its positive earnings history and expected future profits. As a result, a portion of the deferred tax valuation allowance has been reversed resulting in an income tax benefit in the amount of $2.7 million for the quarter ended December 31, 2016.

“In addition to the unusual tax circumstances described above, I am happy to report that both of our operating segments were once again profitable for the quarter and generated almost $460,000 of net income,” said CEO Peter Sulick. “Including Xcede, which comprises substantially all our Biomedical segment, we were profitable at the net income line. I continue to be encouraged by the improvements in gross profit margin in the Optics segment as we see the positive results of the investments made to improve yields and productivity. For the quarter, the Company realized a 4% overall improvement in margin despite an overall reduction in revenue from the prior year. The revenue reduction is the result of certain one-time revenue opportunities the Company was able to take advantage of in the first quarter of 2016, the effect of the devaluation in the British currency and a softening of revenue in project revenue at RMD. Despite this, the company’s profitability was roughly equivalent to the prior year before the realized tax credit.”

Certain key metrics by segment for the current quarter and the same quarter last year are presented below:

Results of Operations for the Three Months Ended December 31, 2016
	Optics	Contract Research	Biomedical	Total
Revenue	$4,405,000	$4,738,000	$-	$9,143,000
Gross profit	1,574,000	1,951,000	-	3,525,000
GM %	36%	41%	-	39%
Operating expenses	1,328,000	1,740,000	381,000	3,449,000
Operating income (loss)	$246,000	$211,000	$(381,000)	$76,000

Results of Operations for the Three Months Ended December 31, 2015
	Optics	Contract Research	Biomedical	Total
Revenue	$6,214,000	$4,990,000	$-	$11,204,000
Gross profit	2,110,000	1,855,000	-	3,965,000
GM %	34%	37%	-	35%
Operating expenses	1,747,000	1,706,000	348,000	3,801,000
Operating income (loss)	$363,000	$149,000	$(348,000)	$164,000

“Our Optics segment revenue decreased $1.8 million in the first quarter of 2017 as compared to the same period last year. This decrease was largely attributable to a one-time safety stock order to a large U.K. customer in the first quarter of the prior year, fiscal year 2016. The first quarter of fiscal year 2017 represents a more normalized shipping schedule for the U.K. customer,” continued Mr. Sulick. “Our Contract Research segment revenues decreased approximately $0.3 million or 5% primarily as a result of lower billable hours within the current quarter. The lower research revenue was somewhat offset by increased commercial revenue, including shipments of our CLYC scintillation crystals to Thermo Fisher Scientific for use in their RadEye SPRD-GN spectroscopic personal radiation detectors.”

Dynasil generated net income of $2.8 million, or $0.17 in basic earnings per share, in the first quarter of 2017 compared with net income of approximately $0.1 million for the quarter ended December 31, 2015.

Conference Call Information

Dynasil will host a conference call for investors and analysts at 5:00 p.m. ET tomorrow, Tuesday, February 14, 2017. The call will be hosted by Chairman, CEO and President Peter Sulick and Chief Financial Officer Robert Bowdring. Those who wish to listen to the conference call can go to the event page at or visit the Investor Information section of the Company’s website at www.dynasil.com. The call also may be accessed by dialing (888) 346-2613 or (412) 902-4252. For interested individuals unable to join the live conference call, a webcast replay will be available on the Company’s website for one year.

About Dynasil

Dynasil Corporation of America (NASDAQ: DYSL) develops and manufactures optics and photonics products, optical detection and analysis technology and components for the homeland security, medical and industrial markets. Combining world-class expertise in research and materials science with extensive experience in manufacturing and product development, Dynasil is commercializing products including dual-mode radiation detection solutions for Homeland Security and commercial applications and sensors for non-destructive testing. Dynasil has an impressive and growing portfolio of issued and pending U.S. patents. The Company is based in Newton, MA, with additional operations in MA, MN, NY, NJ and the United Kingdom. More information about the Company is available at www.dynasil.com.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements regarding future events and our future results are based on current expectations, estimates, forecasts, and projections and the beliefs and assumptions of our management, including, without limitation, our expectations regarding results of operations and the strength of our intellectual property portfolio. These forward-looking statements may be identified by the use of words such as “plans”, “intends,” “may,” “could,” “expect,” “estimate,” “anticipate,” “continue” or similar terms, though not all forward-looking statements contain such words. Actual results of the future events described in such forward-looking statements could differ materially from those stated in such forward-looking statements due to a number of important factors, including without limitation, our ability to develop and commercialize our products, including obtaining regulatory approvals, the size and growth of the potential markets for our products and our ability to serve those markets, the rate and degree of market acceptance of any of our products, general economic conditions, costs and availability of raw materials and management information systems, our ability to obtain and maintain intellectual property protection for our products, Xcede’s ability to produce preclinical data sufficient to enable it to initiate clinical studies of its resorbable hemostatic patch, clinical results of Xcede’s programs which may not support further development, competition, the loss of key management and technical personnel, our ability to obtain timely payment of our invoices to governmental customers, litigation, the effect of governmental regulatory developments, the availability of financing sources, our ability to deleverage our balance sheet, our ability to identify and execute on acquisition opportunities and integrate such acquisitions into our business, and seasonality, as well as the uncertainties set forth in the Company's Annual Report on Form 10-K and from time to time in the Company's other filings with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Dynasil Corporation of America and Subsidiaries

Consolidated Balance Sheets (Unaudited)

	December 31, 2016	September 30, 2016
ASSETS
Current Assets
Cash and cash equivalents	$1,624,000	$2,607,000
Accounts receivable, net	3,835,000	3,502,000
Costs in excess of billings and unbilled receivables	959,000	1,208,000
Inventories, net of reserves	3,916,000	3,726,000
Prepaid expenses and other current assets	1,358,000	1,078,000
Total current assets	11,692,000	12,121,000

Property, Plant and Equipment, net	6,936,000	7,223,000
Other Assets
Intangibles, net	1,033,000	1,067,000
Deferred tax asset	2,726,000	-
Goodwill	5,822,000	5,898,000
Security deposits	43,000	60,000
Total other assets	9,624,000	7,025,000

Total Assets	$28,252,000	$26,369,000

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt	$1,950,000	$2,477,000
Capital lease obligations, current	103,000	105,000
Convertible notes	-	3,085,000
Accounts payable	1,513,000	1,627,000
Deferred revenue	240,000	238,000
Accrued expenses and other liabilities	2,079,000	2,955,000
Total current liabilities	5,885,000	10,487,000

Long-term Liabilities
Long-term debt, net of current portion	1,545,000	736,000
Capital lease obligations, net of current portion	147,000	173,000
Deferred tax liability	246,000	263,000
Other long-term liabilities	39,000	43,000
Total long-term liabilities	1,977,000	1,215,000

Stockholders' Equity
Dynasil stockholders' equity	18,794,000	14,973,000
Noncontrolling interest	1,596,000	(306,000)
Total stockholders' equity	20,390,000	14,667,000

Total Liabilities and Stockholders' Equity	$28,252,000	$26,369,000

Dynasil Corporation of America

Consolidated Statement of Operations and Comprehensive Income (Loss)

(Unaudited)

	Three Months Ended
	December 31,
	2016	2015
Net revenue	$9,143,000	$11,204,000
Cost of revenue	5,618,000	7,239,000
Gross profit	3,525,000	3,965,000
Operating expenses:
Sales and marketing	266,000	334,000
Research and development	196,000	288,000
General and administrative	2,987,000	3,183,000
Gain on sale of assets	-	(4,000)

Total operating expenses	3,449,000	3,801,000
Income (loss) from operations	76,000	164,000
Interest expense, net	67,000	59,000
Income (loss) before taxes	9,000	105,000
Income taxes (benefit)	(2,730,000)	36,000
Net income (loss)	2,739,000	69,000
Less: Net loss attributable to noncontrolling interest	(69,000)	(37,000)
Net income (loss) attributable to common stockholders	$2,808,000	$106,000

Net income (loss)	$2,739,000	$69,000
Other comprehensive income (loss):
Foreign currency translation	(295,000)	(114,000)
Total comprehensive loss	$2,444,000	$(45,000)

Basic net income (loss) per common share	$0.17	$0.01
Diluted net income (loss) per common share	$0.17	$0.01

Weighted average shares outstanding
Basic	16,808,729	16,551,197
Diluted	16,808,729	16,578,634